UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: October 6, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group® Updates Situation on Extreme Weather at

South Carolina Facilities

MONTREAL, QUEBEC and SARASOTA, FLORIDA – October 6, 2015 – Intertape Polymer Group Inc. (TSX: ITP) (“IPG®” or the “Company”) today announced that the significant rainfall and subsequent severe flooding in South Carolina has forced the temporary shutdown of its manufacturing facility in Columbia, South Carolina.

“At this time it is premature to determine the extent of damage nor the period of time that the facility will be down,” stated Greg Yull, IPG’s President and CEO. “We are just now beginning an assessment of the situation, a process that is being complicated by the damage to and accessibility of the area’s road infrastructure. We believe that any damages incurred will be covered by insurance.”

The new Blythewood, South Carolina facility has not been damaged, however the Company has temporarily shut down production in the facility in order to ensure the safety of its employees in commuting to work and dealing with any personal damages they may have suffered. The Company expects the Blythewood facility to resume production before the end of this week.

About Intertape Polymer Group

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 1,950 employees with operations in 16 locations, including 11 manufacturing facilities in North America and one in Europe.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the damages being covered by insurance and the timing for resuming production at the Blythewood facility, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Company’s insurance policies and the damage from the recent weather in South Carolina. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

For information about Intertape, visit www.itape.com

For further information please contact:

MaisonBrison Communications

Pierre Boucher

514-731-0000